Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

PERIODS ENDED JUNE 30, 2009 AND 2008

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

AS AT (In thousands of United States Dollars; unaudited)

	June 30, 2009	December 31, 2008
Assets
Current
Cash and cash equivalents	$94,375	$170,137
Accounts receivable	74,061	26,995
Inventory (Note 3)	127,734	123,988
Other current assets (Note 4)	172,009	200,986
	468,179	522,106
Mineral interests (Note 5)	8,655,006	8,534,081
Other long-term assets (Note 6)	118,737	102,145
Future income tax assets	124,737	124,021
Goodwill	55,000	55,000
	$9,421,659	$9,337,353
Liabilities
Current
Accounts payable	$153,369	$143,705
Accrued liabilities	71,695	66,080
Current portion of derivative related liabilities (Note 18(a))	9,084	25,897
Current portion of credit facilities (Note 8)	83,784	83,749
Current portion of future income tax liabilities	28,355	27,151
Income taxes payable	27,723	6,848
Other current liabilities	7,365	7,365
	381,375	360,795
Credit facilities (Note 8)	461,673	472,215
Asset retirement obligations	96,617	90,010
Future income tax liabilities	1,664,450	1,714,146
Other long-term liabilities (Note 9)	145,559	143,268
	2,368,299	2,419,639
	$2,749,674	$2,780,434
Non-controlling interest	$46,800	$46,800

Shareholders’ Equity
Capital Stock (Note 10)
Issued and outstanding 733,208,260 common shares (December 31, 2008 - 732,844,955 shares)	$6,061,181	$6,055,892
Share purchase warrants	44,109	44,109
Contributed surplus	24,458	26,587
Accumulated other comprehensive loss (Note 11)	(9,874)	(40,651)
Retained earnings	505,311	424,182
	6,625,185	6,510,119
	$9,421,659	$9,337,353

Contractual commitments (Notes 16)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED (In thousands of United States Dollars except for shares and per share amounts; unaudited)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Revenues	$269,756	$336,938	$514,049	$692,998
Cost of sales	(120,939)	(109,921)	(240,524)	(219,886)
Depreciation, amortization and depletion	(53,370)	(50,721)	(102,338)	(100,351)
Accretion of asset retirement obligations	(572)	(1,354)	(1,373)	(2,571)
Mine operating earnings	94,875	174,942	169,814	370,190
Expenses
General and administrative	(22,991)	(23,287)	(38,953)	(39,630)
Exploration	(2,109)	(3,064)	(7,542)	(7,705)
Other operating income (expenses)	1,232	22	1,209	(3,381)
Operating earnings	71,007	148,613	124,528	319,474
Investment and other business income	3,818	2,898	10,808	6,242
Interest and financing expenses	(4,669)	(14,359)	(8,901)	(27,837)
Foreign exchange (loss) gain	(28,541)	(40,522)	50,260	(42,372)
Realized gain (loss) on derivatives (Note 18(a))	8,327	(25,855)	31,702	(42,766)
Unrealized (loss) gain on derivatives (Note 18(a))	(34,117)	869	(81,840)	(102,479)
Earnings before taxes and equity earnings	15,825	71,644	126,557	110,262
Income tax expense (Note 13)	(9,950)	(38,828)	(41,729)	(35,573)
Equity earnings from Minera Alumbrera (Note 5)	3,764	9,273	10,804	30,519
Net earnings	$9,639	$42,089	$95,632	$105,208
Net earnings per share
Basic	$0.01	$0.06	$0.13	$0.15
Diluted	$0.01	$0.06	$0.13	$0.15
Weighted average number of shares outstanding
Basic	732,955	685,341	732,917	681,598
Diluted	733,775	707,999	733,732	709,030

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED (In thousands of United States Dollars; unaudited)

	Three months ended		Six months ended
	June 30, 2009	June 30 2008	June 30, 2009	June 30 2008
Net earnings	$9,639	$42,089	$95,632	$105,208
Other comprehensive income, net of taxes:
Net change in unrealized gains on available-for-sale securities:
Change in fair value (Note 6(ii))	2,616	1,968	5,865	7,164
Net change in fair value of hedging instruments (Note 18(a))	19,766	17,148	24,912	7,355
Other comprehensive income	22,382	19,116	30,777	14,519
Comprehensive income	$32,021	$61,205	$126,409	$119,727

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE PERIODS ENDED (In thousands of United States Dollars except number of shares; unaudited)

		Year ended,
	June 30, 2009	December 31, 2008
Common shares (in thousands of shares)
Balance, beginning of period	732,845	668,417
Issued on exercise of stock-based compensation and warrants (Note 10)	97	41,928
Issued on vesting of restricted share units (Note 12)	266	—
Public offering (net of transaction costs)	—	22,500
	733,208	732,845
Common shares

Balance, beginning of period	$6,055,892	$5,502,518
Issued on exercise of stock-based compensation and warrants (Note 10)	1,897	449,933
Issued on vesting of restricted share units (Note 12)	3,392	—
Public offering (net of transaction costs)	—	103,441
	$6,061,181	$6,055,892
Share purchase warrants
Balance, beginning of period	$44,109	$270,805
Exercise of warrants	—	(226,029)
Transfer of expired warrants	—	(667)
	$44,109	$44,109
Contributed surplus
Balance, beginning of period	$26,587	$77,393
Transfer of stock-based compensation on exercise	(1,686)	(53,522)
Transfer of expired warrants	—	667
Transfer of restricted share units on vesting (Note 12)	(3,392)	—
Stock-based compensation	2,949	2,049
	$24,458	$26,587
Retained earnings
Balance, beginning of period	$424,182	$59,960
Net earnings	95,632	434,772
Dividends declared	(14,503)	(70,550)
Retained earnings, end of period	505,311	424,182
Accumulated other comprehensive loss (Note 11)	(9,874)	(40,651)
	495,437	383,531
Total shareholders’ equity	$6,625,185	$6,510,119

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED (In thousands of United States Dollars; unaudited)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Operating Activities
Net earnings for the period	$9,639	$42,089	$95,632	$105,208
Asset retirement obligations paid	(551)	(1,781)	(1,067)	(3,032)
Cash distributions from Minera Alumbrera Ltd (Note 5)	6,620	12,500	6,986	17,500

Items not involving cash:
Depreciation, amortization and depletion	53,370	50,721	102,338	100,351
Stock-based compensation	4,471	2,648	5,182	2,648
Future income taxes	(12,678)	(12,784)	12,159	(54,063)
Unrealized foreign exchange loss (gain)	25,879	49,137	(53,173)	49,153
Unrealized loss on derivatives (Note 18(a))	34,117	(869)	81,840	102,479
Equity earnings from Minera Alumbrera (Note 5)	(3,764)	(9,273)	(10,804)	(30,519)
Mark-to-market on sales of concentrate	(1,003)	18,316	(40,329)	(18,871)
Other	1,836	29,994	(2,789)	18,017
	117,936	180,698	195,975	288,871
Net change in non-cash working capital (Note 14(c))	3,726	(45,072)	(7,923)	(145,204)
Cash flows from Operating Activities	121,662	135,626	188,052	143,667
Financing Activities
Issue of common shares upon exercise of options and warrants (net of issue costs)	149	76,649	292	128,432
Dividends paid	(7,391)	(6,764)	(14,640)	(13,421)
Proceeds of notes payable and long-term liabilities	31,000	—	31,000	20,000
Repayment of notes payable and long-term liabilities	(21,053)	(21,855)	(42,106)	(42,908)
Financing and other costs	(146)	(368)	(713)	(381)
Cash flows from (to) Financing Activities	2,559	47,662	(26,167)	91,722
Investing Activities
Acquisition of property, plant and equipment	(23,921)	(17,246)	(52,877)	(38,759)
Expenditures on mineral properties	(80,693)	(70,445)	(128,881)	(125,688)
Expenditures on assets under construction	(22,759)	(71,017)	(50,409)	(110,994)
Other assets	(4,838)	3,777	(11,638)	(3,154)
Cash flows to Investing Activities	(132,211)	(154,931)	(243,805)	(278,595)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	5,904	(3,896)	6,158	(3,311)
(Decrease) Increase in cash and cash equivalents	(2,086)	24,461	(75,762)	(46,517)
Cash and cash equivalents, beginning of period	96,461	213,916	170,137	284,894
Cash and cash equivalents, end of period	$94,375	$238,377	$94,375	$238,377

Cash and cash equivalents are comprised of the following:
Cash at bank	$49,965	$214,808	$49,965	$214,808
Short-term money market securities	44,410	23,569	44,410	23,569
	$94,375	$238,377	$94,375	$238,377

Supplementary cash flow information (Note 14)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIOD ENDED JUNE 30, 2009

(with comparatives as at December 31, 2008 and for the three and six-month periods ended June 30, 2008)

(Tabular amounts in thousands or thousands of United States Dollars unless otherwise noted; unaudited)

1.             NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-traded gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  The Company has significant properties involved in gold and other precious metals production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Central America.

The Company’s net earnings and cash flows for the period result from operations in Brazil, Chile, Honduras and Argentina.  Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2008. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent audited annual financial statements.

2.             CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted, in accordance with the respective transitional provisions, the new Section 3064 “Goodwill and Intangible Assets” issued by the Canadian Institute of Chartered Accountants (“CICA”) in February 2008. The section clarifies the recognition and measurement criteria of goodwill and intangible assets, in particular, for those that are generated internally. On adoption of Section 3064, Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating period” no longer applies to the Company. The implementation of this standard did not have a material impact on the Company’s interim consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s interim consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 “Mining Exploration Costs” (“EIC-174”) which supercedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-174 did not result in a material impact on the Company’s interim consolidated financial statements.

3.             INVENTORY

	June 30, 2009	December 31, 2008
Product inventories	$25,520	$22,384
Metal in circuit and gold in process	28,672	26,849
Ore stockpiles	16,001	14,966
Material and supplies	57,541	59,789
	$127,734	$123,988

The amount of inventory recognized as an expense during the three and six-month periods ended June 30, 2009 and June 30, 2008 is included as cost of sales for the respective periods.

4.             OTHER CURRENT ASSETS

	June 30, 2009	December 31, 2008
Restricted cash	$13,996	$13,868
Advances and deposits	90,836	56,503
Income taxes recoverable	26,834	14,358
Current portion of derivative related assets (Note 18(a))	18,646	82,677
Future income tax assets	13,250	24,460
Other current assets	8,447	9,120
	$172,009	$200,986

5.             MINERAL INTERESTS

	June 30, 2009			December 31, 2008
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Total property, plant and equipment (i)	$783,111	$176,347	$606,764	$729,237	$142,808	$586,429

Mineral properties:
Depletable producing properties	$2,133,902	$255,204	$1,878,698	$2,380,758	$195,103	$2,185,655
Non-depletable development and exploration properties	5,535,182	—	5,535,182	5,175,016	—	5,175,016

Total mineral properties	$7,669,084	$255,204	$7,413,880	$7,555,774	$195,103	$7,360,671

	Capital expenditures	Other capitalized items (ii)	Book value	Capital expenditures	Other capitalized items (ii)	Book value
Assets under construction:
Gualcamayo, Argentina	$300,121	$13,700	$313,821	$260,296	$15,900	$276,196
São Vicente, Brazil	71,700	10,682	82,382	72,334	4,251	76,585
Other	141	—	141	—	—	—

Total assets under construction	$371,962	$24,382	$396,344	$332,630	$20,151	$352,781

Equity investment in Minera Alumbrera Ltd. (iii)			$238,018			$234,200

Total Mineral Interests			$8,655,006			$8,534,081

(i)                      Included in property, plant and equipment is $38.9 million of land properties which are not subject to depreciation (December 31, 2008 — $35.9 million).

(ii)                  Other capitalized items relate to commissioning costs including capitalized interest, inventory net of revenue.

(iii)              The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine (“Alumbrera”) in Argentina. Based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method.

	June 30, 2009	December 31, 2008
Balance, beginning of the period	$234,200	$240,622
Equity in earnings	10,804	25,763
Cash distributions	(6,986)	(33,985)
Adjustment relating to the purchase price on acquisition	—	1,800
Balance, end of period	$238,018	$234,200

6.             OTHER LONG-TERM ASSETS

	June 30, 2009	December 31, 2008
Derivative related assets (Note 18(a))	$2,428	$6,171
Long-term tax credits (i)	91,905	75,683
Other (ii)	24,404	20,291
	$118,737	$102,145

(i)          Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

(ii)      Included in “Other” are $4.6 million in available-for-sale securities and $9.5 million in long-term investments.

The net change in fair value for available for sale securities is an unrealized gain and is reflected within other comprehensive income (Note 11).

Long-term investments include $6.5 million of Master Asset Vehicle II (“MAV II”) notes with a par value of $12.2 million and $3.0 million of Auction Rate Securities (“ARS”) with a par value of $30.1 million. These are recorded at their estimated fair value based on the most recently available information. The Company has classified the MAV II notes as held-for-trading financial assets and the ARS continue to be designated as available-for-sale. At June 30, 2009, the Company’s estimates of realized values for long-term investments have not changed.

7.             DISPOSITION OF MINERAL ASSETS

On June 9, 2009, the Company entered into an agreement to sell three of the Company’s non-core operating mines for total consideration exceeding $240.0 million in a combination of cash, shares, secured promissory notes and deferred payments. One of the mines is in Honduras and two are in Brazil.

The sale transaction is structured in two parts to accommodate jurisdiction-related regulatory requirements. The first part which relates to the sale of San Andrés is expected to close in the third quarter of 2009 at which time Yamana will receive total consideration of approximately $77.0 million of which approximately $36.0 million is in cash. The second part which relates to the sale of São Francisco and São Vicente is expected to close in approximately nine months.

The Company has two common directors with the purchaser, both of whom recused themselves from participating in the decisions and voting matters with respect to this transaction.

Subsequent to the transaction, assuming all the conditions of the agreement are met, the Company expects to hold approximately 12% of the outstanding common shares of the purchaser (Aura Minerals Inc.) which it will account for as an available-for-sale investment.

The transaction is subject to customary closing conditions. The Company does not expect to record a material gain or loss on closing of this transaction.

Selected financial information included in the consolidated financial statements are as follows:

	San Andres		São Francisco/São Vicente (i)
	Three months ended		Three months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Revenues	$14,562	$10,660	$26,057	$13,196
Operating earnings	5,477	741	10,824	2,248
Earnings (loss) before taxes	5,036	767	14,817	1,506
Income tax expense (recovery)	794	(279)	(10,054)	506
Net earnings (loss)	5,830	488	4,763	2,012

	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Assets
Accounts receivable	$3,238	$3,038	$—	$26
Inventory	10,619	7,459	44,779	39,433
Other current assets	9,130	7,551	957	796
Current assets	22,987	18,048	45,736	40,255
Mining interests	41,438	31,122	125,254	133,411
Other assets	934	912	43	35
Non-Current assets	$42,372	$32,034	$125,297	$133,446

Liabilities
Accounts payable and accrued liabilities and other	$6,615	$2,021	$9,422	$9,166
Income taxes payable	3,020	2,283	—	—
Current liabilities	9,635	4,304	9,422	9,166
Future income taxes	(1,251)	795	—	—
Asset retirement obligation and other	5,005	3,992	14,707	11,696
Long-term liabilities	3,754	4,787	14,707	11,696
Total liabilities	$13,388	$9,091	$24,129	$20,862

(i) São Vicente is in the commissioning stage as such, all commissioning costs are capitalized.

8.             CREDIT FACILITIES

	Face Value	June 30, 2009	December 31, 2008
$400 million non-revolving facility (i)	$400,000	$272,192	$313,939
$500 million revolving credit facility (ii)	281,000	$273,265	242,025
	681,000	545,457	555,964
Less: current portion		(83,784)	(83,749)
Long-term portion		$461,673	$472,215

(i)                                  Includes transaction costs of $1.5 million net of amortization (2008 - $1.9 million)

(ii)                              Includes transaction costs of $7.7 million net of amortization (2008 - $8.0 million)

There are no changes to the terms in respect of these facilities as at June 30, 2009.

The effective interest rate at June 30, 2009 was 6.9% and 5.2% on the non-revolving credit facility and revolving credit facility respectively.

The following is the schedule of credit facility principal repayments:

	Non-revolving facility (i)	Revolving facility
2009	42,105	—
2010	84,211	31,000
2011	84,211	—
2012	63,156	250,000
	$273,683	$281,000

(i) Excludes interest expense

9.             OTHER LONG —TERM LIABILITIES

	June 30, 2009	December 31, 2008
Derivative related liabilities (Note 18(a))	$7,632	$10,823
Long-term income taxes (i)	93,570	93,491
Royalty payable	12,858	12,224
Other	31,499	26,730
	$145,559	$143,268

(i)                        The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Additional taxes in the amount of $93.6 million have been accrued on the assumption that the profits will be repatriated.

10.          CAPITAL STOCK

(a)           COMMON SHARES ISSUED AND OUTSTANDING:

The Company is authorized to issue an unlimited number of common shares.

During the three and six-month periods ended June 30, 2009, the following table summarizes items with respect to the exercise of optionees, share options and appreciation rights:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Shares issued (in thousands of shares)	25	100	97	9,100
Cash proceeds (in millions)	$0.1	$1.1	$0.2	$51.1
Previously recognized stock-based compensation (in millions)	$0.2	$0.6	$1.7	$50.1

(b)           WARRANTS ISSUED AND OUTSTANDING:

There were no warrants issued or exercised during the three and six-month periods ended June 30, 2009. As at June 30, 2009, the Company has a total of 14.5 million (December 31, 2008 — 14.5 million) share purchase warrants outstanding with a weighted average exercise price of Cdn$13.73 per share (December 31, 2008 - Cdn$13.73). Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants were exercisable as at June 30, 2009.  The weighted average remaining life of warrants outstanding is 1.05 years (December 31, 2008 - 1.54 years).

(c)           WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE COMMON SHARE EQUIVALENTS

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Weighted average number of common shares	732,955	685,341	732,917	681,598
Weighted average number of dilutive warrants	17	19,982	19	23,459
Weighted average number of dilutive stock options	803	2,676	796	3,973
Dilutive weighted average number of common shares	733,775	707,999	733,732	709,030

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three and six- month periods ended June 30, 2009 were 14.2 million. (three and six-month periods ended June 30, 2008— 4.9 million).

11.          ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2009	December 31, 2008
Balance, beginning of period; net of tax	$(40,651)	$(3,855)
Change in fair value of available-for-sale securities (Note 6(ii))	5,865	(29,842)
Reclassification of losses on available-for-sale securities to earnings	—	33,817
Net change in fair value of hedging instruments (Note 18(a))	24,912	(40,771)
Balance, end of period	$(9,874)	$(40,651)

12.          STOCK-BASED COMPENSATION

(a)           STOCK OPTIONS

On May 12, 2009, shareholders approved 1.5 million options, previously granted by the Board of Directors, with an exercise price of Cdn$9.91. The Company has expensed stock-based compensation in the amount of $1.2 million in respect to these options based on a Black-Scholes option pricing model using 35% volatility in the price of common shares in the capital of the Company and a share price as at date of shareholder approval on May 12, 2009 of Cdn$9.91.

The following weighted average assumptions were used in the Black-Scholes option pricing model during the period ended June 30, 2009:

Dividend yield	0%
Expected volatility	35%
Risk-free interest rate	1.8%
Expected life	3 years
Forfeitures	Nil

A summary of issued stock options as at the period end and the changes thereof during the year are as follows:

	Six months ended
	June 30, 2009		June 30, 2008
		Weighted		Weighted
	Number of Options (000’s)	average Exercise Price (Cdn$)	Number of Options (000’s)	average Exercise Price (Cdn$)
Outstanding, beginning of period	5,065	$9.21	17,184	$8.08
Granted	1,516	9.91	—	—
Exercised	(378)	9.63	(11,031)	7.61
Expired and forfeited	(117)	10.42	(1)	2.93
Outstanding, end of period	6,086	$9.33	6,152	$8.94
Exercisable, end of period	5,075	$9.21	6,152	$8.94

(b)           OTHER STOCK-BASED PAYMENTS

(i)          DEFERRED SHARE UNITS (“DSU”)

	Six months ended
	June 30, 2009	June 30, 2008
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of period	273	—
Granted	269	164
Outstanding, end of period	542	164

A total non-cash amount of $2.2 million was expensed during the quarter with respect to the newly granted DSUs which have a grant value of Cdn$9.90.  A mark-to-market recovery of $0.3 million is included in general and administrative expenses with respect to these DSUs for a net expense of $1.9 million for the second quarter ended June 30, 2009.

(ii)  RESTRICTED SHARE UNITS (“RSU”)

	Six months ended
	June 30, 2009	June 30, 2008
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	1,128	—
Granted	670	952
Vested and converted to common shares	(266)	—
Cancelled	(155)	—
Outstanding, end of period	1,377	952

The Company credited $3.4 million to share capital in respect of RSUs that have vested during the three and six months ended June 30, 2009 (2008 — nil). During the six months ended June 30, 2009 the Company granted 650 thousand RSUs with a grant value of Cdn$9.91.

13.          INCOME TAXES

The following table reconciles the statutory rates with the effective income tax rate in these financial statements:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Combined Canadian federal and provincial statutory tax rate	33.0%	33.5%	33.0%	33.5%
Less:
Lower tax rates in foreign jurisdictions	(28.9)%	(2.8)%	(14.4)%	(7.3)%
Change in tax rates	—%	—%	15.3%	—%
Permanent differences	69.9%	(11.6)%	(2.8)%	(18.0)%
Accrued foreign exchange gains and losses in Brazil and Canada on inter-corporate debt (i)	201.1%	27.8%	27.7%	19.4%
Change in valuation allowance	(212.3)%	7.3%	(25.8)%	4.7%
Effective tax rate	62.9%	54.2%	33.0%	32.3%
Income tax expense is represented by
Current income tax expense	$22,628	$51,612	$29,571	$89,636
Future Income tax (recovery) expense	(12,678)	(12,784)	12,158	(54,063)
Net income tax expense	$9,950	$38,828	$41,729	$35,573

(i)           Tax provision reflects accrued foreign exchange gains and losses in Brazil and in Canada on United States Dollar denominated inter-corporate debt. This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was (138.26)% for the second quarter (26.4% for the second quarter of 2008). The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the current tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

14.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$166	$568	$1,686	$50,094
Accrued interest capitalized to assets under construction	7,400	—	13,804	—
Common shares issued on vesting of RSU (Note 12)	3,392	—	3,392	—
Common shares received as consideration for assets sold during the period	—	—	—	511
Transfer of warrants to capital stock	$—	$165,422	$—	$168,473

(b)           INTEREST AND INCOME TAX PAID:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Interest paid during the period	$10,920	$11,642	$21,294	$24,832
Income taxes paid during the period	$12,195	$49,879	$24,798	$112,007

(c)           NET CHANGE IN NON-CASH WORKING CAPITAL:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Net (increase) decrease in:
Accounts receivable	$(8,009)	$(21,708)	$(6,735)	$(75,043)
Inventory	(7,865)	(44,519)	(13,402)	(19,665)
Other current assets	(36,914)	(13,584)	(26,022)	56,879
Net increase (decrease) in:
Accounts payable and accrued liabilities	30,385	7,274	15,417	(115,719)
Other liabilities	26,129	27,465	22,819	8,344
	$3,726	$(45,072)	$(7,923)	$(145,204)

Changes in non-cash working capital items are net of items related to assets under construction and items acquired or disposed of during the period.

15.          SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments. The Company’s operating segments are Brazil, Chile, Argentina, Central America and Other and Canada (which is solely comprised of corporate and administrative activities).

	As at
	June 30, 2009
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Equity investments	$—	$—	$238,018	$—	$—	$238,018
Total assets	$1,827,526	$4,675,655	$2,472,790	$224,932	$220,755	$9,421,659

	As at
	December 31, 2008
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Equity investments	$—	$—	$234,200	$—	$—	$234,200
Total assets	$1,744,227	$4,683,396	$2,523,440	$140,205	$246,085	$9,337,353

SEGMENT OPERATING EARNINGS

	Three months ended
	June 30, 2009
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$157,286	$97,908	$—	$14,562	$—	$269,756
Cost of sales	(72,753)	(39,834)	—	(8,352)	—	(120,939)
Depreciation, amortization and depletion	(18,935)	(33,591)	—	(844)	—	(53,370)
Accretion of asset retirement obligations	(244)	(256)	—	(72)		(572)
Mine operating earnings	$65,354	$24,227	$—	$5,294	$—	$94,875
Equity earnings	$—	$—	$3,764	$—	$—	$3,764
Capital expenditures	$52,076	$31,598	$27,713	$15,986	$—	$127,373

	Six months ended
	June 30, 2009
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$298,624	$187,663	$—	$27,762	$—	$514,049

Cost of sales	(146,083)	(79,785)	—	(14,656)	—	(240,524)
Depreciation, amortization and depletion	(39,711)	(61,008)	—	(1,619)	—	(102,338)
Accretion of asset retirement obligation	(745)	(511)	—	(117)		(1,373)
Mine operating earnings	$112,085	$46,359	$—	$11,370	$—	$169,814
Equity earnings	$—	$—	$10,804	$—	$—	$10,804
Capital expenditures	$81,112	$55,617	$67,267	$28,171	$—	$232,167

	Three months ended June 30, 2008
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$208,206	$116,943	$—	$11,789	$—	$336,938
Cost of sales	(62,226)	(37,662)	—	(10,033)	—	(109,921)
Depreciation, amortization and depletion	(14,912)	(33,410)	—	(2,399)	—	(50,721)
Accretion of asset retirement obligations	(596)	(229)	—	(529)	—	(1,354)
Mine operating earnings	$130,472	$45,642	$—	$(1,172)	$—	$174,942
Equity earnings	$—	$—	$9,273	$—	$—	$9,273
Capital expenditures	$62,278	$29,231	$54,332	$12,868	$—	$158,709

	Six months ended June 30, 2008
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$450,912	$219,758	$—	$22,328	$—	$692,998

Cost of sales	(133,794)	(69,329)	—	(16,763)	—	(219,886)
Depreciation, amortization and depletion	(31,993)	(62,655)	—	(5,703)	—	(100,351)
Accretion of asset retirement obligation	(1,231)	(458)	—	(882)	—	(2,571)
Mine operating earnings	$283,894	$87,316	$—	$(1,020)	$—	$370,190
Equity earnings	$—	$—	$30,519	$—	$—	$30,519
Capital expenditures	$109,740	$48,851	$95,410	$21,440	$—	$275,441

16.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these interim consolidated financial statements the Company is contractually committed to payments as per the undernoted as at June 30, 2009:

Year	2009	2010	2011	2012	2013	Thereafter	Total
Mine operating/construction and service contracts:
Brazil	$67,768	$75,267	$50,323	$18,293	$1,860	$1,860	$215,371
Chile	48,361	27,115	9,816	940	548	2,223	89,003
Argentina	13,626	8,813	4,608	—	—	—	27,047
Central America and Other	3,416	1,625	—	—	—	—	5,041
Canada	289	578	145	—	—	—	1,012
	$133,460	$113,398	$64,892	$19,233	$2,408	$4,083	$337,474

17.          CAPITAL MANAGEMENT

The Company’s overall strategy with respect to capital management remains unchanged from the period ended December 31, 2008.

As at June 30, 2009, the Company was in compliance with all financial covenants.

18.          FINANCIAL INSTRUMENTS

(a)           Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, accounts payable and other current liabilities, credit facilities and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, accounts payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $545.5 million (December 31, 2008 — $556.0 million), comprised of a short-term and a long-term portion as described in Note 8, and a fair value of $580.1 million (December 31, 2008 — $572.5 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of long-term investments were calculated based on market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at June 30, 2009, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The following table summarizes derivative related assets:

	June 30, 2009	December 31, 2008
Currency Contracts
Forward contracts	$10,997	$—

Commodity Contracts
Forward contracts	$10,077	$88,848
	21,074	88,848
Less: current portion	(18,646)	(82,677)
Long-term portion	$2,428	$6,171

The following table summarizes the components of derivative related liabilities:

	June 30, 2009	December 31, 2008
Currency Contracts
Forward contracts	$2,360	$14,831

Interest Rate Contracts
Interest rate swaps	14,356	21,889
	$16,716	$36,720
Less: current portion	(9,084)	(25,897)
Long-term portion	$7,632	$10,823

The following table summarizes unrealized derivative losses:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Non-hedge derivatives
Commodity contracts	$(32,150)	$3,490	$(78,764)	$(99,439)
Share purchase warrants held	—	(8)	—	(70)
	(32,150)	3,482	(78,764)	(99,509)
Hedge ineffectiveness
Ongoing hedge ineffectiveness	(1,967)	(2,613)	(3,076)	(2,970)
	$(34,117)	$869	$(81,840)	$(102,479)

The following table summarizes realized derivative gains (losses):

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Currency contracts	$220	$—	$292	$—
Commodity contracts	8,107	(25,855)	31,410	(42,766)
	8,327	(25,855)	31,702	(42,766)
Income taxes	(1,282)	8,662	(10,620)	14,327
	$7,045	$(17,193)	$21,082	$(28,439)

Additionally, included in cost of sales are realized gains in the amount of $0.6 million and a loss of $15.0 thousand for the three-month and the six-month periods ended June 30, 2009 respectively for currency derivative contracts. Included in interest and financing expenses are realized losses in the amount of $4.3 million and $7.8 million for the three-month and the six-month periods ended June 30, 2009 respectively for the interest rate swaps.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in Other Comprehensive Income:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2009
Effective portion of change in fair value of hedging instruments	$28,804	$25,340	$36,306	$11,001
Future income tax	(9,038)	(8,192)	(11,394)	(3,646)
	$19,766	$17,148	$24,912	$7,355

(b)           Currency risk

The Company’s sales are predominately denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso and the Chilean Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 294.9 million Reais at an average rate of 2.243 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. Of this, 103.6 million Reais are hedged for 2009, 171.4 million Reais for 2010, and approximately 20.0 million Reais for 2011. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)           Commodity price risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at June 30, 2009, the Company had a total of approximately 50.0 million pounds under open forward contracts at an average strike price of approximately $2.48 per pound of copper and maturity dates in 2009 and 2010. The program requires no cash margin, collateral or other security from the Company.

There are no other material updates to the risk information already reported in the notes to the most recent annual financial statements.